September 4, 2015

Laura J. Riegel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Riegel:

On June 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Anchor Tactical Credit Strategies Fund (the "Fund"), a series of the Registrant, filed a Registration Statement under the Securities Act of 1933 on Form N-1A. You provided comments in writing in a letter dated July 8, 2015, and by letter dated August 14, 2015, the Registrant provided responses to those comments along with the filing of Pre-Effective Amendment Number 1 (the “Amendment”) to the Registrant’s Registration Statement. On September 1, 2015, you provided oral comments on the Amendment to Emily Little. Registrant has responded to each of your comments by separate letter dated September 4, 2015. All changes related to the Registrant’s responses to your comments, refining edits and supplemental information are marked. The Registrant will request acceleration of the effective date of this amendment to the Registrant's Registration Statement by separate letter.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant

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from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

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